EXHIBIT 99.1

Electrovaya's Preliminary FY2023 Revenue of $42.2 Million, Up 113% Y/Y

FY 2023 Revenue In line with Guidance; CAGR of 100% over 2 years

TORONTO, ON / ACCESSWIRE / October 3, 2023 / Electrovaya Inc. ("Electrovaya" or the "Company") (NASDAQ:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, announced preliminary unaudited Q4 and Fiscal Year 2023 revenue. ("Q4 FY2023" and "FY2023", respectively). All dollar amounts are in U.S. dollars unless otherwise noted.

•	Preliminary unaudited Q4 FY 2023 revenue of US$13.4 million(1) (C$18.1 million(2)) for the quarter ending September 30, 2023, an increase of 35% compared with Q4 FY 2022
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Preliminary unaudited FY 2023 revenue of US$42.2 million(1) (C$56.9 million(2)), an increase of 113% compared with $19.8 million (C$26.7 million(2)) in FY 2022; and an increase of 264% compared to $11.6 million (C$15.6 million(2)) in FY 2021; a CAGR of 100% over 2 years

•	Management expects strong growth to continue in FY2024. The Company intends to provide formal guidance for FY2024 when it releases its audited FY2023 financial statements

Dr. Raj DasGupta, CEO of Electrovaya, said, "We have passed a key inflection point demonstrating our ability to scale our core Infinity Battery technology to meet the needs of the world's most intensive electrified applications. This is exemplified by the execution of our growth, production and profitability objectives for the fiscal year. We plan to build on this momentum in FY2024 with continued growth in our core material handling vertical and develop new applications where our Infinity Technology provides a competitive edge.

John Gibson, CFO of Electrovaya, said, "This has been a record revenue quarter with continued profitability for Electrovaya. We are maintaining our focus on high value applications while continuing to expand and penetrate our end markets."

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The preliminary results set forth above are based on an initial review of the Company's operations for the quarter and year ended September 30, 20223 and are subject to change. Actual results could differ from these preliminary results following the completion of year-end closing procedures, final adjustments and other developments arising between now and the time that the Company's financial results are finalized, and such changes could be material. While the Company believes there is a reasonable basis for these preliminary financial results, the results involve known and unknown risks and uncertainties that may cause actual results to differ materially. These preliminary fiscal results represent forward-looking information. See "Forward Looking Information".

2.	Using an average exchange rate for twelve months of 1US Dollar=1.3481 Canadian Dollars

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For more information, please contact:

Investor Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the deployment of the Company's products by the Company's customers and the timing for delivery thereof, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective", "inflection", "growth" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the Fiscal Year 2023 guidance, compounded annual revenue growth (CAGR) to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and the anticipation of the Company delivering Infinity Battery Technology Products in FY2023 and FY2024 on the present purchase order to meet FY 2023 and FY2024 revenue targets, anticipated revenues in FY 2023 and FY 2024, gross margin and ability to increase prices to help maintain gross margins, ability to have production ramps of the Infinity Battery Technology Products in FY2023 to meet demand, are all based on assumptions by the company and its end users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labor shortages, inflation, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The preliminary unaudited revenue and CAGR for the periods described herein constitute future‐oriented financial information and financial outlooks (collectively, "FOFI"), and generally, are, without limitation, based on the assumptions and subject to the risks set out above under "Forward‐Looking Statements". Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company's control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management's current expectations and plans relating to the Company's future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company's financial condition in accordance with IFRS, and it is expected that there may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

SOURCE: Electrovaya, Inc.

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